UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  4 )*

Dollar General Corporation

(Name of Issuer)

Common Stock, par value $0.875 per share

(Title of Class of Securities)

256677 105

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256677 105

1.	Name of Reporting Person Buck Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 256677 105

1.	Name of Reporting Person Buck Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

STATEMENT ON SCHEDULE 13G

This is Amendment Number 4 (the “Amendment”) to the Schedule 13G filed on February 16, 2010 (the “Schedule 13G”).

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.875 per share (the “Shares”), of Dollar General Corporation (the “Issuer”).

Item 1.

(a)                   Name of Issuer:

Dollar General Corporation

(b)                   Address of Issuer’s Principal Executive Offices:

100 Mission Ridge

Goodlettsville, Tennessee 37072

Item 2.

(a)                   Name of Persons Filing:

Buck Holdings, L.P.

Buck Holdings, LLC

(b)                   Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(c)                    Citizenship:

See Item 4 of each cover page.

(d)                   Title of Class of Securities:

Common stock, $0.875 par value per share.

(e)                    CUSIP Number:

256677 105

Item 3.

Not applicable.

Item 4.                                 Ownership.

(a)                   Amount beneficially owned: See Item 9 of each cover page.

(b)                   Percent of class: See Item 11 of each cover page.

(c)                    Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.                                 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                 Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2014

BUCK HOLDINGS, L.P.

By:	Buck Holdings, LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Vice President, Treasurer and Secretary

BUCK HOLDINGS, LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Vice President, Treasurer and Secretary